                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                           THE ASSOCIATED GROUP, INC.
                                (Name of Issuer)

                     Common Stock, Class A, $.10 par value
                     Common Stock, Class B, $.10 par value
                         (Title of Class of Securities)

                       Common Stock, Class A: 045651-10-6
                       Common Stock, Class B: 045651-20-5
                                 (CUSIP Number)

                               Charles Y. Tanabe
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
          9197 South Peoria Street, Englewood, CO 80112 (303) 875-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 28, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045651-10-6 (Class A)
CUSIP No. 045651-20-5 (Class B)

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Liberty Media Corporation

2.   Check the Appropriate Box if a Member of a Group

               (a)  [ ]
               (b)  [X]


3.   SEC Use Only


4.   Source of Funds

               OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

               Delaware

Number of        7.  Sole Voting Power       0 Shares
Shares Bene-
ficially         8.  Shared Voting Power     4,200,226 Shares of Class A Stock (See Item 5)
Owned by                                     4,056,226 Shares of Class B Stock (See Item 5)
Each Report-     9.  Sole Dispositive Power  0 Shares
ing Person
With            10.  Shared Dispositive      4,200,226 Shares of Class A Stock (See Item 5)
                     Power                   0 Shares of Class B Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               4,200,226 Shares (See Item 5)
               4,056,226 Shares of Class B Stock (See Item 5)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               [X]

13.  Percent of Class Represented by Amount in Row (11)

               Approximately 22.4% (Class A)(See Item 5)
               Approximately 20.9% (Class B)(See Item 5)

14.  Type of Reporting Person

               CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           THE ASSOCIATED GROUP, INC.


ITEM 1.  SECURITY AND ISSUER

     Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to shares of the Common Stock, Class A, par value $.10 per share ("Class A Stock"), and shares of the Common Stock, Class B, par value $.10 per share ("Class B Stock"), of The Associated Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 200 Gateway Towers, Pittsburgh, Pennsylvania, 15222.

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     The Liberty Media Group (the "Liberty Media Group"), which is a "tracking stock" group of AT&T Corp. ("AT&T") and principally consists of the assets and business of the Reporting Person and its subsidiaries as well as certain other indirect subsidiaries of AT&T which have assets and businesses related to those of the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     The members of the Board of Directors and executive officers of the Reporting Person manage the business and affairs of the Reporting Person. Although the Reporting Person is an indirect wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by Tele-Communications, Inc. ("TCI") prior to the acquisition of TCI by AT&T. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although the outstanding equity interests of this new entity would be owned substantially by AT&T, it would continue to be managed by management of the Reporting Person prior to such transfer of assets.

     As a result of entering into the Voting Agreement described in Item 3 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person entered into an Agreement and Plan of Merger, dated as of May 28, 1999 by and among AT&T, the Reporting Person, A-Group Merger Corp., a Delaware corporation and newly-formed wholly owned direct subsidiary of AT&T ("Merger Sub"), and the Issuer (the "Merger Agreement"), providing for the acquisition of the Issuer by means of a merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer surviving the Merger (the "Surviving Entity"). Following the Merger, the Surviving Entity will become part of the Liberty Media Group. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As an inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, Myles P. Berkman, David J. Berkman, Lillian R. Berkman, the estate of Jack N. Berkman, the Sybiel B. Berkman Foundation, Monroe E. Berkman Family Limited Partnership, Stephen L. Berkman Trust and Monroe E. Berkman Trust (collectively, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement"), dated as of May 28, 1999, with the Reporting Person and AT&T whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Class A Stock and all other voting securities of the Issuer which the Stockholders have the right to vote or direct the voting (including shares of Class B Stock) (a) in favor of approval and adoption of the

Merger Agreement and the Merger, and (b) against any other proposal for a merger, consolidation, reorganization, other business combination, or recapitalization involving the Issuer, for the acquisition of a 25% or greater interest in the equity of the Issuer, for the acquisition of the right to cast 25% or more of the votes on any matter with respect to the Issuer, or for the acquisition of more than 25% of the assets of the Issuer and certain of its subsidiaries, taken as a whole (an "Alternative Proposal"). The Voting Agreement also provides that no Stockholder will directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, "Transfer"), or agree or contract to Transfer, any shares of Class A Stock (or any interest therein) with respect to which a Stockholder directly or indirectly controls the right to Transfer, except for (i) any pledge by a Stockholder of shares of Class A Stock so long as the Stockholder retains full voting rights with respect to such shares (even in the event of a foreclosure by the pledgee) or (ii) any such Transfer to any person or entity (including without limitation an estate) who or which shall have agreed in writing with Liberty to be bound by the Voting Agreement as a Stockholder.

     The Voting Agreement terminates upon the earliest to occur of (i) the Merger or (ii) the date on which the Merger Agreement is terminated in accordance with its terms, provided, however, that if the Merger Agreement is terminated as a result of (A) the stockholders of the Issuer failing to approve the Merger Agreement and the Merger, or (B) the Issuer's Board of Directors withdrawing or modifying (in a manner adverse to AT&T or the Reporting Person) its approval or recommendation of the Merger, or approving, recommending or authorizing the Issuer to enter into, an agreement with respect to an Alternative Proposal, then the Voting Agreement shall terminate upon the earlier of (A) six months after such termination of the Merger Agreement, or (B) the date of payment of any termination fee that may be payable as a result of such termination of the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement which are included as Exhibits 2.1 and 10.1, respectively, to this Statement, and are incorporated in this Item 3 in their entirety.

ITEM 4.  PURPOSE OF TRANSACTION

     The information set forth, or incorporated by reference, in Item 3 is incorporated herein by reference. The purpose of the Voting Agreement is to facilitate consummation of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Item 3 is incorporated herein by reference.

     The number of shares of Class A Stock covered by the Voting Agreement is 4,200,226, which constitutes approximately 22.4% of the Class A Stock, based on the number of shares of Class A Stock outstanding on May 28, 1999, as represented by the Issuer in the Merger Agreement. Based solely upon information provided to the Reporting Person by the Issuer, the Stockholders currently hold an aggregate of 4,056,076 shares of Class B Stock. Based on the number of shares of Class B Stock outstanding as of May 28, 1999, as represented by the Issuer in the Merger Agreement, such shares represent approximately 20.9% of the outstanding shares of Class B Stock.

     Shares of Class A Stock are each generally entitled to one vote per share on matters presented to a vote of the stockholders of the Issuer. Shares of Class B Stock are generally entitled to 1/25th of a vote per share on matters presented to a voted of the stockholders of the Issuer. Based on the number of shares of Class A Stock and Class B Stock outstanding as of May 28, 1999, as represented by the Issuer in the Merger Agreement, the number of shares of Class A Stock and Class B Stock held by the Stockholders represents approximately 22.3% of the combined voting power of the shares of Class A Stock and Class B Stock.

        By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the respective Stockholders voting power and dispositive power over shares of Class A Stock subject to the Voting Agreement and voting power over shares of Class B Stock subject to the Voting Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Class A Stock and Class B Stock covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Class A Stock and Class B Stock covered by the Voting Agreement. See the information in Item 3 with respect to the Voting Agreement, which information is incorporated herein by reference.

     Liberty Ventures Group LLC, an indirect wholly-owned subsidiary of AT&T which is not included in the Liberty Media Group ("LVG"), holds 45,000 shares of Class A Stock and 45,000 shares of Class B Stock, all of which such shares are attributed to the Liberty Media Group. The foregoing calculations of the percentage of the beneficial ownership of the Class A Stock and the Class B Stock do not include such shares.

     Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Class A Stock or the Class B Stock during the past 60 days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed transactions in the Class A Stock or the Class B Stock during the past 60 days.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement which are included as Exhibits 2.1 and 10.1, respectively, to this Statement and are incorporated in this Item 5 in their entirety.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 2.1 and 10.1, respectively, to this Statement. To the Reporting Person's knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Persons named in Item 2 above and between any such Persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement and Plan of Merger, dated as of May 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc., filed on June 3, 1999).

     (b) Agreement, dated as of May 28, 1999, by and among AT&T Corp., Liberty Media Corporation and the other parties named therein.

                         [Signature on following page]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 9, 1999                  LIBERTY MEDIA CORPORATION

                              /s/ Charles Y. Tanabe
                              -----------------------------------------
                              Charles Y. Tanabe
                              Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                          Principal Occupation
---------------------  ------------------------------------------------------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of
                       AT&T Corp.
Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media
Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty Media
Leo J. Hindery, Jr.    Director of Liberty Media; President and Chief Executive Officer,
                       AT&T Broadband and Internet Services
Daniel E. Somers       Director of Liberty Media; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.
John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.
Larry E. Romrell       Director of Liberty Media; Consultant to Tele-Communications, Inc.
Jerome H. Kern         Director of Liberty Media; Chairman of Linkshare Corporation
Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Co.
David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media
Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty Media
Peter Zolintakis       Senior Vice President of Liberty Media
Vivian J. Carr         Vice President and Secretary of Liberty Media
Kathryn S. Douglass    Vice President and Controller of Liberty Media
David J.A. Flowers     Vice President and Treasurer of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                                                   Title
----------------------  -------------------------------------------------------------------
C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director
Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation
M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.
Walter Y. Elisha        Director; Retired Chairman and Chief Executive Officer of Springs
                        Industries, Inc.
George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company
Donald V. Fites         Director; Chairman, Retired - Caterpillar, Inc.
Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson
John C. Malone          Director; Chairman of the Board of Liberty Media Corporation
Donald F. McHenry       Director; President of IRC Group
Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University
Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.
Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.
John D. Zeglis          President and Director
Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration
James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel
Mirian Graddick         Executive Vice President, Human Resources
Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services, Inc.

Name                                          Title
---------------------  ------------------------------------------------------------------
Leo J. Hindery, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services
Frank Ianna             Executive Vice President and President, AT&T Network Services
Michael G. Keith        Executive Vice President and President, AT&T Business Services
H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer
Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication
David C. Nagel          President, AT&T Labs & Chief Technology Officer
John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development
Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions
D.H. Schulman           Executive Vice President AT&T Consumer Services
Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit No.                                 Description
-----------  --------------------------------------------------------------------------
    2.1      Agreement and Plan of Merger, dated as of May 28, 1999, among AT&T
             Corp., A-Group Merger Corp., Liberty Media Corporation and The
             Associated Group, Inc. (incorporated by reference to Exhibit 2.1 to the
             Current Report on Form 8-K of The Associated Group, Inc., filed on June
             3, 1999).
   10.1      Agreement, dated as of May 28, 1999, by and among AT&T Corp.,
             Liberty Media Corporation and the other parties named therein.